FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of May 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ITEM 1 OF THIS FORM 6-K AND THE FINANCIAL STATEMENTS ATTACHED TO THE PRESS RELEASE FILED ON THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.	The Registrant has received a written demand in May 2006 from IDEAL Software GmbH (“IDEAL”), a German corporation, in which it claims that the Registrant owes IDEAL EUR 1.13 million for license fees including interest. In 1999, the Registrant and IDEAL entered into a license agreement according to which Registrant was granted the right to distribute IDEAL’s print engine embedded into the Registrant’s PrintBOS product, and was to buy IDEAL’s license for each installation for an agreed upon price. IDEAL claims that the number of installations performed by the Registrant in its PrintBOS product during the period of 1999 thru 2005, exceeded the licenses bought by the Registrant. The parties agreed that BOS will cooperate with an Auditor appointed by IDEAL to check the number of licenses distributed by BOS. Based upon the auditor’s report recently rendered, IDEAL sent the above-mentioned demand letter.

The Registrant rejects IDEAL’s demand, inter alia due to the fact that it is based on erroneous findings contained in the auditor’s report, and the fact that IDEAL has formulated its demand based upon a price per license that far exceeds the agreed upon contract price. At this early stage the registrant is not yet able to assess the final outcome of this demand. However at this time the Registrant’s management is of the opinion that the prospects of IDEAL to recover a material amount for unpaid licenses seem unlikely.

2.	Attached hereto and incorporated by reference is the following Registrant’s press release:

B.O.S.	Better Online Solutions Ltd. Reports Results for the First Quarter of 2006; Dated May 22, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Nehemia Kaufman —————————————— Nehemia Kaufman CFO

Dated: May 22, 2006

B.O.S. Better Online Solutions Ltd. Reports Results for the First Quarter of 2006

TERADYON, Israel – (BUSINESS WIRE) – May 22, 2006 – B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ: BOSC; TASE: BOSC) reported today its results for the first quarter of 2006.

Revenues for the first quarter of 2006 amounted to $5.1 million compared to $7.3 million in the first quarter of 2005. The decrease in revenues is due to the fact that revenues for the first quarter of 2005 included $1.6 million revenues from product lines (Thin Client and Software Utilities) and the Communication division, that were sold during year 2005.

Gross profit for the first quarter of 2006 was $1.2 million representing a gross margin of 23.6%, compared to $1.9 million representing a gross margin of 26.9% in the first quarter of the year 2005. The decrease in gross margin is related mainly to the Communication division (that was sold in late 2005) whose gross margin in the first quarter of 2005 was 29%.

Operating loss was reduced to $43 thousand in the first quarter of 2006, from a loss of $533 thousand in the first quarter of 2005.

Other income for the first quarter of 2006 includes a gain of $350 thousand as a result of the conversion of debt owed to BOS by IP Gear Ltd. (a subsidiary of Qualmax Inc. (Pink Sheets: QMXI) to which BOS sold its Communication division), into Qualmax Inc. shares.

Net income for the first quarter of 2006 amounted to $137 thousand (or 0.02 $ per share) compared to net loss of $943 thousand (or -$0.20 per share) in the first quarter of 2005.

As of March 31, 2006, the Company’s balance sheet shows financial resources (cash, cash equivalents and marketable securities) of $2.6 million and loans (long and short term) of $3.9 million.

Adiv Baruch, BOS’ President and CEO commented: “This quarter represents the operations of the Company as it is based on two divisions, enabling BOS management to focus on additional growth through mergers and acquisitions”.

Edouard Cukierman, Chairman of the Board of Directors, said: “We are pleased that the Company has reached a stage at which it can generate both top and bottom line guidance thus enhancing visibility and strengthening its ties with investors. Guidance for the full year 2006 is as follows: we expect revenues to exceed $20 million and that the Company will generate a net profit in its audited financials (exclusive of M&A transactions that may transpire)".

About BOS

B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE:BOSC) was established in 1990. Through its wholly owned subsidiaries, BOS activities are focused on two divisions:

Connectivity division, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

Electronic Components division, based on Odem Electronic Technologies 1992 Ltd., providing solutions in RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation.

BOS, www.boscorporate.com is traded on NASDAQ and on the Tel-Aviv stock exchange.

For further information, please contact:
Mr. Emanuel Kahana
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3-6074717, e-Mail: info@gk-biz.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance, as of the date of this press release. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to earnout payments to be paid to BOS during year 2006, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2006	December 31, 2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,456	$2,346
Marketable securities	200	1,333
Trade receivables	4,602	5,199
Other accounts receivable and prepaid expenses	703	592
Inventories	3,460	3,323

Total current assets	11,421	12,793

LONG-TERM ASSETS:
Severance pay fund	664	937
Investment in companies	5,723	5,412
Total long-term assets	6,387	6,349

OTHER ASSETS	47	49

PROPERTY, PLANT AND EQUIPMENT, NET	631	667

GOODWILL	952	952

CUSTOMER LIST, NET	1,785	1,836

	$21,223	$22,646

	March 31, 2006	December 31, 2005

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loans from banks	$2,663	$2,271
Current maturities of long-term bank loans and convertible note	526	354
Trade payables	2,691	3,367
Employees and payroll accruals	554	772
Deferred revenues	266	258
Accrued expenses and other liabilities	764	1,571

Total current liabilities	7,464	8,593

LONG-TERM LIABILITIES:
Bank loans (net of current maturities)	12	17
Convertible note (net of current maturities)	723	921
Deferred taxes	407	422
Accrued severance pay	820	1,190

Total long-term liabilities	1,962	2,550

LIABILITIES RELATED TO DISCONTINUED OPERATIONS	237	237

Total shareholders' equity	11,560	11,266

Total liabilities and shareholder's equity	$21,223	$22,646

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended March 31,		Year ended December 31, 2005
	2006	2005

Revenues	$5,102	$7,272	$27,053
Cost of revenues	3,898	5,314	20,109
Reversal of royalties	-	-	84

Gross profit	1,204	1,958	7,028

Operating costs and expenses:
Research and development	148	736	2,608
Less - grants and participation	-	-	(296)
Sales and marketing	524	919	3,563
General and administrative	575	836	3,267

Total operating costs and expenses	1,247	2,491	9,142

Operating loss	(43)	(533)	(2,114)
Financial expenses, net	(78)	(161)	(448)
Other income, net	258	-	1,134

Profit (loss) before taxes on income	137	(694)	(1,428)
Taxes on income	-	(59)	(204)

Net income (loss) after taxes	137	(753)	(1,632)
Equity in losses of an affiliated company	-	(145)	(1,750)
Minority interest in earnings of a subsidiary	-	(45)	(223)

Net income (loss)	$137	$(943)	$(3,605)

Basic net income (loss) per share	$0.02	$(0.20)	$(0.64)

Diluted net income (loss) per share	$0.02	$(0.20)	$(0.64)

SEGMENT INFORMATION

U.S. dollars in thousands

	Three months ended March 31, 2006
	Connectivity	Communication*	Electronics Components	Not allocated	Consolidated

Revenues	$567	$-	$4,535	$-	$5,102
Gross profit	$418	$-	$786	$-	$1,204
Operating profit (loss)	$47	$-	$31	$(121)	$(43)

	Three months ended March 31, 2005
	Connectivity	Communication*	Electronics Components	Not allocated	Consolidated

Revenues	$1,504	$919	$4,849	$-	$7,272
Gross profit	$852	$267	$839	$-	$1,958
Operating profit (loss)	$139	$(598)	$198	$(272)	$(533)

	Year ended December 31, 2005
	Connectivity	Communication*	Electronics Components	Not allocated	Consolidated

Revenues	$3,926	$2,954	$20,253	$(80)	$27,053
Gross profit	$2,425	$783	$3,820	$-	$7,028
Operating profit (loss)	$235	$(2,374)	$727	$(702)	$(2,114)

* Communication segment was sold at December 2005.